Gray Television, Inc.

4370 Peachtree Road NE Atlanta, GA 30319

Phone: 404-504-9828 Fax: 404-261-9607

May 3, 2024

VIA EDGAR

Morgan Youngwood

Stephen Krikorian

Division of Corporate Finance

Office of Technology

United States Securities and Exchange Commission 100 F Street, N.E.

Washington, D.C. 20549

Re:	GRAY TELEVISION INC

Form 10-K for the Fiscal Year Ended December 31, 2023

Filed February 23, 2024

Form 8-K

Filed February 23, 2024

File No. 001-13796

Dear Mr. Youngwood and Mr. Krikorian:

Reference is made to the comment of the Staff of the United States Securities and Exchange Commission (the “Staff”) in your letter dated April 19, 2024 (the “Comment Letter”) with respect to the Annual Report on Form 10-K of Gray Television, Inc. (“Gray” or the “Company”) for the Fiscal Year Ended December 31, 2023, and the Current Report on Form 8-K filed on February 23, 2024.

We are writing to respond to the comment contained in the Comment Letter. To facilitate your review of our reply, we have incorporated the Staff’s original comment immediately above our reply.

Comment #1:

Form 10-K for the fiscal year ended December 31, 2023

Item 7. Management's Discussion and Analysis of the Financial Condition and Results of Operations

Liquidity and Capital Resources, page 39

1.

We note from your response to prior comment 5 that disclosure of “Operating Cash Flow” as defined in the Senior Credit Facility is a significant measure used in calculating material financial covenants within the Senior Credit Facility, and important to debt investors and shareholders to be able understand the Company’s ability to incur additional indebtedness, incur liens and/or make investments, restricted payments and the interest cost of any borrowings under your revolving credit facility. Please tell us your consideration of Question 102.09 in the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures. That is, it appears that this measure should only be included in your liquidity section discussion within your MD&A if you deem the covenant and the debt agreement to be material to an investor's understanding of the your financial condition and/or liquidity. This measure should not be furnished in any future Form 8-K as well as discussions elsewhere such as in earnings calls and other supplemental information.

Gray Television, Inc.	Page 1 of 7

Reply to Comment #1:

The Company respectfully advises the Staff that we believe disclosure of “Operating Cash Flow” as defined in the Senior Credit Agreement is consistent with Item 10(e)(1)(i) of Regulation S-K and Regulation G and more specifically Question 102.09 for the following reasons. The defined term “Operating Cash Flow” within the Senior Credit Agreement is a significant measure used in calculating material financial covenants within the Senior Credit Agreement that govern our ability to incur indebtedness, incur liens, make investments and make restricted payments. Since the Company’s total principal amount of long-term debt outstanding as of December 31, 2023 was $6.21 billion, of which $2.66 billion of principal amount was outstanding under the Senior Credit Agreement, and is a material amount, the Company believes that disclosure of this defined metric is relevant and important for debt investors and shareholders to be able to calculate and understand the Company’s ability to incur additional indebtedness, incur liens and/or make investments and restricted payments.

Notwithstanding the foregoing, the Company acknowledges that the term “Operating Cash Flow”, even though its title, components and method of calculation are specifically determined by, and set forth in, the Senior Credit Agreement, could be misconstrued to reflect the GAAP term “cash provided by or used in operations”. The Company proposes that beginning with its reports and filings for the first quarter of 2024, we will prospectively change the description of this defined term to “Leverage Ratio Denominator”.

We provide an example of the prospective disclosures that we intend to include in the liquidity discussion – see Exhibit A and Exhibit C – in the MD&A of our Forms 10-Q and/or 10-K, as applicable. Further, we plan to include in our earnings release the disclosure on Exhibit B and Exhibit C. We believe that all of the disclosures in the accompanying exhibits, in totality, provide important transparency to both equity and debt investors on how the contractual metrics are calculated, and their implications, under our Senior Credit Agreement.

Both equity investors and debt investors routinely ask the Company about its leverage ratios and the related limitations imposed by the Senior Credit Agreement; therefore, the Company believes the leverage ratios are information that is material to investors. For the Company not to be able to discuss these ratios in a Regulation FD compliant manner would limit the investing public from easily accessing key information about the Company; especially when such information will have already been disclosed in the appropriate Form 10-Q or 10-K. The Company respectfully acknowledges the Staff’s comment but continues to believe that the proposed disclosure in each Exhibit below is appropriate for the reasons discussed above.

Comment #2:

Form 10-K for the fiscal year ended December 31, 2023

Item 7. Management's Discussion and Analysis of the Financial Condition and Results of Operations

Liquidity and Capital Resources, page 39

2.

We note that your Total Leverage Ratio was 5.60 as of December 31, 2023 and the statement on page 75 of your Form 10-K that you were in compliance with all required covenants under all of your debt obligations. In addition to the material terms of the credit agreement including the covenant, please disclose the amount or limit required for compliance with the covenant. If you are reasonably likely to be in breach of such covenants you should disclose material information about the covenants and the reasonably likely impact of the breach (including the effects of any cross-default or cross- acceleration or similar provisions) on financial condition or operating performance. We refer you to Section IV.C. of the 2003 Interpretive Release No. 34-48960.

Gray Television, Inc.	Page 2 of 7

Reply to Comment #2:

The Company respectfully advises the Staff that we believe the proposed prospective disclosures in our response to Comment #1 also address the Staff’s concerns expressed in Comment #2. If in the future we determine that Gray is reasonably likely to be in breach of debt covenants, we will disclose material information about the relevant covenants and the reasonably likely impact of the breach (including the effects of any cross-default or cross- acceleration or similar provisions) on financial condition or operating performance.

We appreciate the SEC’s ongoing commitment to promoting transparent financial reporting practices and the opportunity to address your comments. We acknowledge that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

If the Staff has any comments or questions related to this response, please contact the undersigned by telephone at 404-504-9828, fax at 404-261-9607 or email at jim.ryan@gray.tv

Sincerely,

Gray Television, Inc.

By:	/s/ James C. Ryan
James C. Ryan
Executive Vice President and Chief Financial Officer

Gray Television, Inc.	Page 3 of 7

EXHIBIT A

Proposed Expanded Disclosure to be incorporated into the Liquidity section of MD&A

“Collateral, Covenants and Restrictions of our credit agreements”. Our obligations under the 2019 Senior Credit Agreement are secured by substantially all of our consolidated assets, excluding real estate. In addition, substantially all of our subsidiaries are joint and several guarantors of, and our ownership interests in those subsidiaries are pledged to collateralize, our obligations under the 2019 Senior Credit Agreement. Gray Television, Inc. is a holding company, and has no material independent assets or operations. For all applicable periods, the 2026 Notes, 2027 Notes, 2030 Notes and 2031 Notes have been fully and unconditionally guaranteed, on a joint and several, senior unsecured basis, by substantially all of Gray Television, Inc.’s subsidiaries. Any subsidiaries of Gray Television, Inc. that do not guarantee the 2026 Notes, 2027 Notes, 2030 Notes and 2031 Notes are not material or are designated as unrestricted under the Senior Credit Agreement. As of December 31, 2023, there were no significant restrictions on the ability of Gray Television, Inc.'s subsidiaries to distribute cash to Gray or to the guarantor subsidiaries.

The 2019 Senior Credit Agreement contains affirmative and restrictive covenants with which we must comply, including: (a) limitations on additional indebtedness, (b) limitations on liens, (c) limitations on the sale of assets, (d) limitations on guarantees, (e) limitations on investments and acquisitions, (f) limitations on the payment of dividends and share repurchases, (g) limitations on mergers and (h) maintenance of the First Lien Leverage Ratio while any amount is outstanding under the revolving credit facility, as well as other customary covenants for credit facilities of this type. The 2026 Notes, 2027 Notes, 2030 Notes and 2031 Notes include covenants with which we must comply which are typical for financing transactions of their nature. As of December 31, 2023 and 2022, we were in compliance with all required covenants under all of our debt obligations.”

In addition to results prepared in accordance with GAAP, “Leverage Ratio Denominator” is a metric that management uses to calculate our compliance with our financial covenants in our indebtedness agreements. This metric is calculated as specified in our Senior Credit Agreement and is a significant measure that represents the denominator of a formula used to calculate compliance with material financial covenants within the Senior Credit Agreement that govern our ability to incur indebtedness, incur liens, make investments and make restricted payments, among other limitations usual and customary for credit agreements of this type. Accordingly, management believes this metric is a very material metric to our debt and equity investors.

“Leverage Ratio Denominator” gives effect to the revenue and broadcast expenses of all completed acquisitions and divestitures as if they had been acquired or divested, respectively, on January 1, 2022. It also gives effect to certain operating synergies expected from the acquisitions and related financings, and adds back professional fees incurred in completing the acquisitions. Certain of the financial information related to the acquisitions, if applicable, has been derived from, and adjusted based on, unaudited, un-reviewed financial information prepared by other entities, which Gray cannot independently verify. We cannot assure you that such financial information would not be materially different if such information were audited or reviewed and no assurances can be provided as to the accuracy of such information, or that our actual results would not differ materially from this financial information if the acquisitions had been completed on the stated date. In addition, the presentation of Leverage Ratio Denominator as determined in the Senior Credit Agreement and the adjustments to such information, including expected synergies, if applicable, resulting from such transactions, may not comply with GAAP or the requirements for pro forma financial information under Regulation S-X under the Securities Act of 1933. Leverage Ratio Denominator, as determined in the Senior Credit Agreement, represents an average amount for the preceding eight quarters then ended.

Gray Television, Inc.	Page 4 of 7

EXHIBIT B

Senior Credit Agreement Covenant Metrics

In addition to results prepared in accordance with GAAP, “Leverage Ratio Denominator” is a metric that management uses to calculate our compliance with our financial covenants in our indebtedness agreements. This metric is calculated as specified in our Senior Credit Agreement and is a significant measure that represents the denominator of a formula used to calculate compliance with material financial covenants within the Senior Credit Agreement that govern our ability to incur indebtedness, incur liens, make investments and make restricted payments, among other limitations usual and customary for credit agreements of this type. Accordingly, management believes this metric is a very material metric to our debt and equity investors.

“Leverage Ratio Denominator” gives effect to the revenue and broadcast expenses of all completed acquisitions and divestitures as if they had been acquired or divested, respectively, on January 1, 2022. It also gives effect to certain operating synergies expected from the acquisitions and related financings and adds back professional fees incurred in completing the acquisitions. Certain of the financial information related to the acquisitions, if applicable, has been derived from, and adjusted based on, unaudited, un-reviewed financial information prepared by other entities, which Gray cannot independently verify. We cannot assure you that such financial information would not be materially different if such information were audited or reviewed and no assurances can be provided as to the accuracy of such information, or that our actual results would not differ materially from this financial information if the acquisitions had been completed on the stated date. In addition, the presentation of Leverage Ratio Denominator as determined in the Senior Credit Agreement and the adjustments to such information, including expected synergies, if applicable, resulting from such transactions, may not comply with GAAP or the requirements for pro forma financial information under Regulation S-X under the Securities Act of 1933. Leverage Ratio Denominator, as determined in the Senior Credit Agreement, represents an average amount for the preceding eight quarters then ended.

Gray Television, Inc.	Page 5 of 7

EXHIBIT C

Our “Adjusted Total Indebtedness”, “First Lien Adjusted Total Indebtedness” and “Secured Adjusted Total Indebtedness,” represents the amount of outstanding principal of our long-term debt, plus certain other obligations as defined in our Senior Credit Agreement, less all cash (excluding restricted cash) for the applicable amount of indebtedness.

Calculation of Leverage Ratio, First Lien Leverage Ratio and Secured Leverage Ratio as each is defined in our Senior Credit Agreement (unaudited) (dollars in millions):

Eight Quarters Ended
December 31, 2023
Net income	$379
Adjustments to reconcile from net income to Leverage Ratio Denominator as defined in our Senior Credit Facility:
Depreciation	274
Amortization of intangible assets	401
Impairment of goodwill and other intangible assets	43
Non-cash stock-based compensation	42
Non-cash 401(k) expense	19
Loss on disposal of assets, net	19
Impairment of investments	47
Interest expense	794
Loss on early extinguishment of debt	3
Income tax expense	153
Amortization of program broadcast rights	85
Payments for program broadcast rights	(87)
Pension gain	(5)
Contributions to pension plan	(7)
Adjustments for unrestricted subsidiaries	45
Adjustments for stations acquired or divested, financings and expected synergies during the eight quarter period	(2)
Transaction Related Expenses	9
Other	1
Total eight quarters ended December 31, 2023	$2,213

Leverage Ratio Denominator (total eight quarters ended December 31, 2023 divided by 2)	$1,107

Gray Television, Inc.	Page 6 of 7

December 31, 2023
Total outstanding principal	$6,210
Letters of credit outstanding	5
Cash	(21)
Adjusted Total Indebtedness	$6,194

Leverage Ratio (maximum permitted incurrence is 7.00 to 1.00)	5.60

Total outstanding principal secured by a first lien	$2,660
Cash	(21)
First Lien Adjusted Total Indebtedness	$2,639

First Lien Leverage Ratio (maximum permitted incurrence is 4.00 to 1.00) (1)	2.38

Total outstanding principal secured by liens	$2,660
Cash	(21)
Secured Adjusted Total Indebtedness	$2,639

Secured Leverage Ratio (maximum permitted incurrence is 5.50 to 1.00)	2.38

(1)	At any time any amounts are outstanding under our revolving credit facility, our maximum First Lien Leverage Ratio can not exceed 4.25 to 1.00.

Gray Television, Inc.	Page 7 of 7